

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 15, 2015

Via E-Mail
Mr. Jack Stuart
Chief Executive Officer and President
New Fuel Systems Inc.
5641 201 Street, Unit 210
Langley, British Columbia, Canada VCA 8A4

> **Re:** **New Fuel Systems Inc.**
> **Amendment 2 to Registration Statement on Form F-1**
> **Filed June 5, 2015**
> **File No. 333-202030**

Dear Mr. Stuart:

We reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment 2 in your June 5, 2015 letter which states the language in Note 1 to the financial statements has been "rewritten by our auditors." Please note that the company's financial statements, including their notes, are the responsibility of management. Please confirm to us that the information contained in the notes to your financial statements is the responsibility and representations of management.

Prospectus' Outside Front Cover Page

2. Added disclosures indicate that you also are conducting an initial public offering of your common stock under this registration statement. Disclose here that the initial public offering is a self-underwritten offering, with no minimum number of shares required to be sold. We note the disclosure under "By the Company" on page 38.

The Special Private Placement Agreement with Lambert has…rights of termination…,
page 11; Plan of Operation, page 13

3. We note the disclosures added in response to comment 4 in our letter dated May 8, 2015 letter. Elaborate on the other rights of termination in the special private placement agreement that may require you to seek new funding sources. Additionally, since you are now conducting an initial public offering under this registration statement, it would appear that the purchaser has the right to terminate the

special private placement agreement under the provisions of section 8(a)(iv) of the agreement. Please advise, and, as appropriate, revise the registration statement. Alternatively, if the purchaser has waived its right to terminate the special private placement agreement, file the purchaser's written waiver as an exhibit to the registration statement.

The Company must eventually emerge…, page 11, Plan of Operation, page 13

4. We note the phrase "to develop its business plan resulting in the generation of profitable operations in the future." Clarify that even if you receive continued financial support from related parties or obtain public equity financing to develop your business plan or even if you negotiate an acquisition of, a participation in, or an investment of an interest in a technology or business, you may be unprofitable.

Dilution, page 12

5. Please revise your presentation to present amounts with no more than two decimal places so as not to convey an undue level of precision.

6. Please tell us and provide investors with disclosure of how you arrive at your "pro forma as adjusted net tangible book value." It appears that the amount you present of $31,568,314 includes a reduction for an undisclosed amount.

Business Strategy, page 21

7. We considered your response to comment 6 in our May 8, 2015 letter. As requested previously, in footnote (1) on page 22 identify the manufacturers of the plastic to oil technology that you intend to purchase for the operation of your plants. Additionally, since the information included in the related paragraph is based upon the results of the plastic to oil technology provided by the manufacturers of that technology, file the manufacturers' consent as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

By the Company, page 38

8. Please file a form of the subscription agreement as an exhibit to the registration statement.

Intellectual Property, page 28

9. Please refer to comment 13 in our May 8, 2015 letter. Elaborate on the economic feasibility conclusions of your study.

Management, page 30

10. We note your responses to comments 15 and 21 in our May 8, 2015 letter. It is unclear how Ms. Karen Hartlin can remain an executive officer with the titles of secretary and treasurer or have the title of administration manager if she is not your employee. Please advise.

Undertakings, page 69

11. Please include the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibit 10.1

12. Refer to comment 23 in our May 8, 2015 letter and section 4(k) of the exhibit. It does appear as though you filed exhibit C to the exhibit. Please refile the exhibit with all attachments.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or Kevin Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Gary R. Henrie, Esq.
        486 West 1360 N
        American Fork, UT 84003